

August 17, 2010

via U.S. mail and facsimile to (214) 756-6979

Mr. William R. Hardcastle, Jr., Chief Financial Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX 75201

> **RE: Westwood Holdings Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-31234**

Dear Mr. Hardcastle:

We have reviewed your response letter dated July 30, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 19

Assets Under Management, page 20

1. We note your response to prior comment 1. We believe that if there are significant changes in one or more of the asset categories or the information is otherwise material to investors, you should provide appropriate disclosure in future filings. Please confirm your understanding.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief